SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                 AMENDMENT NO. 5
                                SCHEDULE 13E-3/A
                                 (RULE 13E-100)

                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                SECURITIES ACT OF 1934 AND RULE 13E-3 THEREUNDER


                                  KIMMINS CORP.
                         ------------------------------
                                (NAME OF ISSUER)

                      KIMMINS CORP. AND FRANCIS M. WILLIAMS
                         ------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    49446V100
                         ------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               FRANCIS M. WILLIAMS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             1501 EAST SECOND STREET
                              TAMPA, FLORIDA 33605
                                 (813) 248-3878
                         ------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                         ------------------------------


     This statement is filed in connection with (check appropriate box):

          a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b.[_] The filing of a registration statement under the Securities Act of 1933.

          c.[_]     A tender offer.

          d.[_]     None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE


Transaction Valuation:                                  Amount of filing fee:
     $52,272                                                    $5.00

* This calculation is based upon one fiftieth of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the Reverse Stock Split multiplied by $1.00. This $1.00 multiplier constitutes the estimated cash consideration to be paid per share in lieu of the issuance of any fractional shares, as determined by the greater of (i) the average closing price of Class A Stock for the twenty (20) trading days immediately preceding the initial preliminary filing of the Registrant's Proxy Statement, (ii) the average closing price of Class A Stock for the twenty (20) trading days immediately preceding the Effective Date and (iii) $1.00 per share. This price shall also be used for valuing the Class B Common Stock.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

     [_] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   Not Applicable
                  Filing Party:             Not Applicable
                  Form or Registration No.: Not Applicable
                  Date Filed:               Not Applicable

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



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


                                  INTRODUCTION

     This Amendment No. 5 to Rule 13e-3 Transaction Statement (this "Amendment No. 5") amends the Rule 13e-3 Transaction Statement (as previously amended and as further amended by this Amendment No. 5, the "Statement") filed by Kimmins Corp. (referred to herein as "Kimmins" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") on November 26, 2002, as previously amended by Amendment No. 1 filed on January 7, 2003, Amendment No. 2 filed on January 27, 2003, Amendment No. 3 filed on February 6, 2003, and Amendment No. 4 filed on February 14, 2003. Concurrently with the filing of Amendment No. 3, Kimmins filed its Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the Special Meeting of the shareholders of Kimmins, which was held on March 12, 2003. The information contained in the Proxy Statement is incorporated herein by reference. This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Reverse Stock Split, as defined in the Proxy Statement.

     Four million nine hundred forty-two thousand eight hundred seventy (4,942,870) shares of Kimmins Common Stock were represented at the Special Meeting in person or by proxy (representing approximately 75.59% of the total outstanding shares of Common Stock). At the Special Meeting, the proposal relating to the Reverse Stock split was approved.

     The 1-for-100 reverse stock split became effective as of the opening of business on March 14, 2003. The Company will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company when it has less than 300 shareholders as a result of this transaction.






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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               FRANCIS M. WILLIAMS:


                               /s/ Francis M. Williams
                               ---------------------------------------

                               March 13, 2003
                               ---------------------------------------
                               (Date)


                               KIMMINS CORP.:


                               By: /s/ Francis M. Williams
                               ---------------------------------------
                               Francis M. Williams
                               Chairman and Chief Executive Officer
                               Kimmins Corp.

                               March 13, 2003
                               ---------------------------------------
                               (Date)




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